OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Powell Development Group, Inc.

2600 W. 225th Street
Torrance, CA 90505

www.galacticcap.com

8928 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 955,357* shares of common stock ($1,069,999.84)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 8,928 shares of common stock ($9,999.36)

Company	Powell Development Group Inc.
Corporate Address	2600 W. 225th Street Torrance, CA 90505
Description of Business	Design, develop and market a revolutionary new condom called the Galactic Cap.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.12/share
Minimum Investment Amount (per investor)	$224

Perks

$250.00 - $299.99 - 1 Galactic Cap condom

$300.00 - $399.99 - 2 Galactic Cap condoms

$400.00 - $499.99 - 3 Galactic Cap condoms

$500.00+ - 5 Galactic Cap condoms

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Powell Development Group Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 112 shares of Common Stock at $1.12 / share, you will receive 11 Common Stock bonus shares, meaning you'll own 123 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

We've designed, developed and patented a new take on the condom: the Galactic Cap. It fits safely and securely on the head of the penis, leaving the coronal ridge and shaft exposed for more skin-to-skin contact, more sexual pleasure, and ultimately more condom usage. Already, we've raised over $100,000 on IndieGoGo from men and women who've been waiting for a different solution in bed.

Sales, Supply Chain, & Customer Base

Currently, Galactic Cap prototypes are sold over the internet for $20 per condom with no advertising. The price goes down to $10 per condom for an order of 10 or more. Our customers have found us on the internet because we had a very successful IndieGoGo campaign, received worldwide media coverage, raised over $100,000 from supporters in 26 countries around the world and generated a lot of buzz. In three days, our video had over a million views! Besides the initial article in the LA Weekly, we were written up in the *Huffington Post, New York Daily News*, UK *Daily Mail, Cosmopolitan, GQ, Glamour,* Askmen, TechCrunch, DailyBuzz, Gismodo-India and translated into German, French and Spanish. We used the funds raised to redesign the product. We feel that it is now the finest condom in the world based on independent, anonymous surveys with our customers. Because we were flying under the radar of the FDA, we could not advertise, but we needed to continue to raise funds to perform Research & Development on the product. Our sales have been extremely modest. Last year they were approximately $25K, and we are now in position to obtain regulatory approval, begin large scale production, lower the cost of our product, and launch the Galactic Cap worldwide.

Competition

Our primary competition comes from two major condom manufacturers. Trojan, which has 69% of the US market; and Durex, which has 15%. Although these companies have large financial backing and worldwide distribution outlets, their fundamental problem is that most men and women do not like their product.

Liabilities & Litigation

Our Company's only debt is to the majority shareholder, sole director and sole officer, who has loaned the Company $3,878.33, which is payable on demand, but does not accrue any interest. There has been no litigation against our company.

The team

Officers and directors

Charles Powell	CEO, CFO, Secretary and Sole Director

Charles Powell
Charles Powell has served as the CEO, CFO, Secretary and sole director of the Company since March 2014. He has 25 years of experience working with Fortune 500 companies, including Baxter Healthcare, American Hospital Supply Co., Porsche, Pioneer Electronics, Southern California Edison, and Mercedes Benz.

Number of Employees: 5

Related party transactions

Charles Powell, the majority shareholder, sole director and sole officer, has loaned the Company $3,878.33, which is payable on demand, but does not accrue any interest.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Lack of Operating History and Risk of Operation.** An investment in the Common Stock being offered by the Company in this Offering is highly speculative and subject to a high degree of risk. Therefore, only those who can bear the risk of losing their entire investment should participate in the Offering. You should carefully read and consider the following risk factors before you decide to participate in the Offering. Also, the risks and uncertainties set forth below are not the only ones that are facing the Company; there may be additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial. The actual occurrence or existence of any of the factors or conditions described below, or any other adverse condition or event that may occur or arise, or of which the Company is currently unaware or consider immaterial, could materially and adversely affect our business, financial condition and/or results of operations. This could result in the loss of all or part of your investment. The Company is a new company commencing operations in 2013. Although the Management Team of the Company has experience in starting up new businesses, they have no experience in the business of developing and marketing pregnancy prevention devices or similar products. The Company shall be subject to all of the risks inherent in any new business enterprise. There can be no assurance that the Company will be successful in operating our business, and the Company's failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

- **The Company Faces Competition** The pregnancy prevention devices industry in the United States is highly competitive. The Company will face competition from the traditional condom manufacturers and distributors like Trojan Condoms and Durex who dominate the condom market in the United States. Many of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than the Company. As a result, these competitors may be able to devote greater resources to marketing and sales than the Company. There can be no assurance that the Company will compete successfully with such competitors.
- **If the Company is unable to retain our key personnel and consultants, we may be unable to execute on our business plan.** The Company's success depends in significant part on the continued services of certain members of the Company's Management Team. Losing one or more of these members, and the Company's inability to replace these individuals, could seriously impair the Company's ability to successfully implement our business plan and could have a material adverse effect on our business, results of operations and financial condition and you could lose your investment.
- **There are no assurances that the Company will successfully raise $107,000 in this Offering** Although the Company is attempting to raise $106,999.20 in this Offering, the Company cannot make any assurances that we will raise the entire $106,999.20. If the Company is unable to raise sufficient funds through this Offering, then the Company may be unable to commence, continue or complete the development, manufacture and marketing of the Product, resulting in the total loss of any investment.
- **There is no public market for the Common Stock and the Stock will be subject to transfer restrictions.** Transferability of the Common Stock is severely restricted. The Common Stock has not been registered under the Securities Act or any applicable state securities laws. As a result, prospective investors should be prepared to hold the Common Stock for an indefinite period. In addition, the Common Stock may not be resold, transferred, pledged or otherwise disposed of unless they are (i) subsequently registered under the Securities Act and any applicable state securities laws or the Stockholder delivers an acceptable legal

opinion to us that an exemption from such laws exist, and (ii) sold in compliance with the Subscription Agreement and Documents. Currently, there is no public market for any of our securities. Therefore, the transferability of the Common Stock under both the Securities Act and applicable state laws is severely restricted.

- **The Company may finance a portion of the amounts required to develop the Product through debt financing.** The Company may finance a portion of the funds required to develop the Product through debt financing. The Company's interest and other debt service obligations would have priority over distributions to the Stockholders, and could reduce the amount of cash available for distribution to the Stockholders on a relative basis.
- **The Company may need additional financing, and the Company's inability to obtain such financing would have an adverse impact on our business.** Even if this Offering is fully subscribed, the proceeds may not be sufficient to finance the entire development, manufacturing and marketing of the Product, in which case the Company may need additional capital. In addition, the income from operations may not be sufficient to enable the Company to timely satisfy all of our obligations, in which case the Company would need additional capital. There can be no assurance that additional capital will be available to the Company on commercially reasonable or acceptable terms or at all. If the Company is required to borrow such additional funds and incur debt, the risks associated with our business and with owning the Common Stock could increase. In addition, any lender could impose restrictions on the amount, if any, that may be distributed to the Stockholders prior to the repayment or significant reduction of such indebtedness. If the Company raises such capital through the sale of additional Common Stock, all of the existing Stockholder's ownership interests would be diluted, if such Stockholder does not subscribe to purchase such Stockholder's pro rata share of any additional Common Stock sold.
- **No independent valuation of the Company has been performed in determining the terms of this Offering.** No independent valuation of the Company has been performed in determining the terms of this Offering. Accordingly, our valuation estimates do not necessarily reflect the Company's assets, book value or potential earnings or any other recognized criteria of value.
- **Delays in marketing the Product.** The proceeds of this Offering will be used primarily to develop, manufacture and market the final commercial version of the Product. The Company's revenues will arise from the marketing and sales of the Product. We do not anticipate receiving any income until the sales of the Product has started generating revenue. Therefore, anything that delays the marketing of the Product or results in the cessation of the sales for a period of time, will adversely affect the Company's profitability.
- **An economic downturn or a decrease in business growth in the United States could significantly harm the Company's business.** National, regional and local economic conditions, such as recessionary economic cycles, a protracted economic slowdown or a worsening economy could adversely affect disposable consumer income, and business growth in the United States. Although the Company believes we have an affordable and unique product offering,

unfavorable changes in these factors or in other business and economic conditions affecting our customers could reduce customer purchases of the Product, impose limits on pricing and increase costs, any of which could lower profit margins and have a material adverse effect on our results of operations.

- **The Company's failure to comply with governmental regulations could adversely affect the Company's business.** The pregnancy prevention devices business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to: • Food and Drug Administration Laws, Rules and Regulations; • Federal Trade Commission Laws, Rules and Regulations; • Federal, State and Local Health and Safety Codes. • Preparation, labeling and sale of medical devices; and • Employment. While the Company believes we can operate in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in our operation. Although the Company believes that compliance with these laws will not have a material effect on our operations, there can be no assurance that the Company will not experience material difficulties or failures with respect to compliance. The Company's failure to comply with these laws could result in required changes in the design of the Product, fines, penalties, judgments or other sanctions, including the temporary suspension of operations or a delay in the marketing and sales of the Product, any of which could adversely affect the Company's business, operations and our reputation.
- **The Company may become subject to complaints and litigation that could have an adverse effect on our business.** In the ordinary course of the Company's business we may become subject to complaints and litigation alleging that the Company is responsible for a product defect or other product liability claim. In addition, the Company may become subject to litigation by employees. Any litigation, regardless of whether the allegations are valid or whether or not we are found liable, may result in decreasing sales and profitability, divert financial and management resources and result in adverse publicity which could harm our brand and our sales. A judgment significantly in excess of the Company's insurance coverage for any claims could materially and adversely affect our financial condition or results of operations.
- **The Company has marketed and sold product not approved by the Food and Drug Administration.** The Company has previously marketed and sold its product without approval of the United States Food & Drug Administration and therefore, is in violation of applicable law. While the Company intends to use a portion of the proceeds of this offering to obtain the proper approvals required to continue to market and sell its product, there is no assurance that the Company will be able to obtain such approvals, and if not, the Company would need to made modifications to its products, or may be required to cease its operations. In addition, we may face fines, penalties and litigation as a result of our prior marketing and sales of our products without the proper approvals.
- **We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.** The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing,

and sale of condoms. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The health product industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our products do not perform as expected, are defective or otherwise cause personal injury. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our product and business which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

- **The Company may never obtain approval to sell its product from the Food and Drug Administration.** The Company has previously marketed and sold its product without approval of the United States Food & Drug Administration and therefore, is in violation of applicable law. While the Company intends to use a portion of the proceeds of this offering to obtain the proper approvals required to continue to market and sell its product, there is no assurance that the Company will be able to obtain such approvals, and if not, the Company would need to make modifications to its products, or may be required to cease its operations.
- **The Company may never obtain a CE Mark or obtain approval to sell its product in Europe.** The Company has previously marketed and sold its product without approval of the European Conformity and therefore, is in violation of applicable law. While the Company intends to use a portion of the proceeds of this offering to obtain the proper approvals required to continue to market and sell its product, there is no assurance that the Company will be able to obtain such approvals, and if not, the Company would need to make modifications to its products, or may be required to cease its operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Charles Powell, 84.39% ownership, Common Stock

Classes of securities

- Common Stock: 2,370,000

  Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

  Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Nevada General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

- Warrants to Purchase Common Stock: 310,000

  The warrants have an exercise price of $0.25 per share.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

The minority holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have generated a small amount of revenue to date because we have been working on our prototypes and we have not been doing any advertising. We have generated all of our sales through the internet because we launched an IndieGoGo crowd funding campaign and were written up in worldwide media. We are anticipating greatly increased revenue after we gain regulatory approval, begin large scale production, lower the price of the product, and launch the Galactic Cap worldwide with a marketing campaign.

Revenue. Gross revenue for fiscal 2016 was $21,487.50, compared to $24,325.88 for fiscal 2017. The increase in revenue is primarily attributable to increase in internet sales.

Operating Expenses. Operating expenses for fiscal 2016 were $15,930.42, compared to $52,395.20 for fiscal 2017. The increase in operating expenses is primarily attributable to prototype expenses and increased sales.

Net Income(Loss). As a result of the above, for fiscal 2017, we had a net loss of $63,136.31, compared to a net loss of $20,742.82, for fiscal 2016. In fiscal year 2017 our production expenses were $35,005.50. In fiscal year 2016, production costs were $15,930 and other expenses were $26,299 which included market reseach, legal and accounting and other admin expenses.

We intend to use the net proceeds from this offering primarily to fund operations to accelerate our growth into 2018.

Financial Milestones

We are raising capital so we can continue the growth of the brand. With achieved investment, we expect to obtain regulatory approval and begin large-scale production. Management currently forecasts a 100% increase in sales in 2017, over the prior year and believes we will generate positive net income beginning in 2019. We forcast it will take us 12 months to build manufacturing equipment and to secure necessary materials to begin large-scale production. Concurrently, we intend to engage in clinical trials and gain regulatory approval such that we can launch a worldwide marketing campaign in January 2019. Even if this offering is fully subscribed, we anticipate we will need to raise an additional $400,000 in capital to achieve these milestones.

Liquidity and Capital Resources

As of December 31, 2015, we had $17,678 in cash, and as of December 31, 2016, we had $35,997 in cash. We finance our operations through loan borrowings from our primary shareholder, and through sales revenue.

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If this offering is fully subscribed, and we are able to engage in a follow on Regulation CF Offering and raise an additional $1,000,000, we anticipate we can operate our business for 24 months (need $500K just for regulatory approval) without any additional infusions of capital. Even if we are successful in this offering and a follow on offering under Regulation CF, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us.

Indebtedness

Charles Powell, the majority shareholder, sole director and sole officer, has loaned the Company $3,878.33, which is payable on demand, but does not accrue any interest.

Recent offerings of securities

- 2017-05-30, Regulation D, 340000 Common Stock and Warrants. Use of proceeds: General working capital

Valuation

$3,001,600.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$9,999.36	$1,069,999.84
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$600	$64,199.99
Professional Fees	$4,500	$4,500.00
Net Proceeds	$4,899.36	$1,001,299.85
Use of Net Proceeds:		
Production	$0	$405,140.06
Marketing	$0	$270,857.61
Regulatory Approvals	$0	$215,560.56
Working Capital	$4,899.36	$109,741.62
Total Use of Net Proceeds	$4,899.36	1,001,299.84

We are seeking to raise a minimum of $9,999.36 (target amount) and up to $1,069,999.84 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,069,999.84 we believe the amount will last us 3 months and we plan to use the net proceeds, together with the proceeds over the course of that time as follows:

- Obtain regulatory approvals required to continue to market and sell our products;
- Continue advertising and brand awareness through Facebook and other social media.
- Pay administrative, legal and accounting costs.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self or employees; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at: http://www.galacticcap.com/invest

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Powell Development Group, Inc.

[See attached]

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Powell Development Group, Inc
Torrance, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Powell Development Group, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2016 and 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2016 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
6/30/18

[redacted]WELL DEVELOPMENT GROUP, [redacted]
Balance Sheet

As of December 31, 2016

	December 31, 2016
ASSETS	
Current Assets	
Checking/Savings	
Cash on Hand	
Business Checking #7769	35,827.15
Business Savings	150.01
Total Checking/Savings	35,977.16
Inventory	1,050.00
Total Current Assets	37,027.16
Fixed Assets	
Mold Cost-Galactic Cap	1,220.80
Accum Deprec-Molds	-473.00
Computer Equipment	1,912.47
Accum Deprec - Computers	-995.00
Total Fixed Assets	1,665.27
TOTAL ASSETS	**38,692.43**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Sales Tax Payable	581.00
Total Current Liabilities	581.00
Long Term Liabilities	
Loan from Stockholder	3,878.33
Total Long Term Liabilities	3,878.33
Total Liabilities	4,459.33
Equity	
Common Stock - 2,294,000 shares outstanding	22,940.00
Additional Paid in Capital	141,560.00
Retained Earnings (Accumulated Deficit)	-109,524.08
Net Income	-20,742.82
Total Equity	34,233.10
TOTAL LIABILITIES & EQUITY	**38,692.43**

[redacted]WELL DEVELOPMENT GROUP, [redacted]
Statement of Income
Year Ended December 31, 2016

	Year Ended Dec. 31, 2016
Ordinary Income/Expense	
Income	
Sales of Prototype Product	23,115.63
Refunds to Customers	-1,628.43
Total Income	21,487.20
Cost of Goods Sold	
Production Costs- Prototypes	16,980.42
Change in Inventory	-1,050.00
Total COGS	15,930.42
Gross Profit	5,556.78
Expense	
Advertising & Promotion	548.00
Automobile Expense	1,845.06
Bank Service Charges	56.00
Cell Phone	724.28
Computer Assisstance	85.00
Depreciation Expense	911.00
Education & Seminars	2,250.00
Legal & Accounting	3,357.50
Market Research	3,834.00
Meals and Entertainment	691.75
Media Production	919.00
Miscellaneous Expenses	581.38
Office Supplies	852.93
Postage & Delivery	920.54
Printing and Reproduction	1,706.41
Research & Development	37.58
Supplies	444.30
Subcontractor	4,822.00
Telephone & Communications	918.84
Travel Expense	794.03
Total Expense	26,299.60
Net Ordinary Income	-20,742.82
Other Income/Expense	
Interest Income	0.00
Total Other Income/Expense	0.00
Net Income	**-20,742.82**

[redacted]WELL DEVELOPMENT GROUP [redacted]
Statement of Cash Flows

Year ended
December 31, 2016

	Year Ended Dec. 31, 2016
OPERATING ACTIVITIES	
Net Income	-20,742.82
Adjustments to reconcile Net Income to net cash provided by operations:	
Inventory	-1,050.00
Sales Tax Payable	581.00
Net cash provided by Operating Activities	-21,211.82
INVESTING ACTIVITIES	
Accum Deprec-Molds	299.00
Accum Deprec-Computers	612.00
Net cash provided by Investing Activities	911.00
FINANCING ACTIVITIES	
Loan from Stockholder	3,600.00
Common Stock	750.00
Additional Paid in Capital	34,250.00
Net cash provided by Financing Activities	38,600.00
Net cash increase for period	18,299.18
Cash at beginning of period	17,677.98
Cash at end of period	**35,977.16**

[redacted]WELL DEVELOPMENT GROUP [redacted]
Statement of Changes in Stockholder Equity

Year
Ended December 2016

	Number of Shares	Common Stock	Add'l Paid in Capital	Retained Earnings
Stockholder Equity:				
2016				
January 1, 2016	2,219,000	22,190.00	107,310.00	-109,524.08
Issuance of Stock	75,000	750.00	34,250.00	
Net Income or Loss				-20,742.82
December 31, 2016	2,294,000	22,940.00	141,560.00	-130,266.90

POWELL DEVELOPMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1- NATURE OF OPERATIONS
Powell Development, Inc., a Nevada corporation, was incorporated March 20, 2013. The major stockholder has transferred the patent to the company. The company is involved in the development, production and sales of the product as well as market testing and marketing campaigns.

NOTE 2 – SUMMARY OF SIGNIFICANT POLICIES
For purposes of the statement of cash flows, the company considers highly liquid debt investments available for current use with initial maturities of three months or less to be cash equivalents.

Inventory is carried at cost; first-in/first out method.

The fixed assets, consisting of molds for production of the product, and computers, are recorded at cost. The company provides for depreciation using an accelerated method over the estimated useful lives of the property of seven years and five years, respectively.

As of December 31, 2016, the federal tax returns for December 31, 2014, December 31, 2015 and December 31, 2016 remained open to examination by the Internal Revenue Service.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – DEBT
The only debt of the corporation is a long-term loan from the primary stockholder and president of the company. There is no stated interest or due date.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
There is no pending or threatened litigation against the Company or its officers.

NOTE 5 -STOCKHOLDERS' EQUITY
Common Stock:
The company has authorized 6,000,000 shares at a par value of $.01 per share.
As of December 31, 2016, the company has issued 2,294,000 shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
The primary shareholder and president of the corporation has advanced funds to the company.

NOTE 7 – SUBSEQUENT EVENTS
The Corporation has evaluated subsequent events that occurred after December 31, 2016 through July 20, 2017, the date that the financial statements were available to be issued. There have been 6,000 additional shares issued since December 31, 2016.
There have been no other events or transactions during this time which would have a material effect on these financial statements.

POWELL DEVELOPMENT GROUP, INC
Balance Sheet

As of December 31, 2017

	December 31, 2017
ASSETS	
Current Assets	
Checking/Savings	
Cash on Hand	
Business Checking #7769	7,272.49
Business Savings	-5.99
Total Checking/Savings	7,266.50
Inventory	1,400.00
Total Current Assets	8,666.50
Fixed Assets	
Mold Cost-Galactic Cap	1,220.80
Accum Deprec-Molds	-687.00
Computer Equipment	3,111.82
Accum Deprec - Computers	-2,082.00
Total Fixed Assets	1,563.62
TOTAL ASSETS	**10,230.12**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Sales Tax Payable	255.00
Total Current Liabilities	255.00
Long Term Liabilities	
Loan from Stockholder	5,878.33
Total Long Term Liabilities	5,878.33
Total Liabilities	6,133.33
Equity	
Common Stock - 2,294,000 shares outstanding	23,700.00
Additional Paid in Capital	173,800.00
Retained Earnings (Accumulated Deficit)	-130,266.90
Net Income	-63,136.31
Total Equity	4,096.79
TOTAL LIABILITIES & EQUITY	**10,230.12**

POWELL DEVELOPMENT GROUP, INC
Balance Sheet

As of December 31, 2017

	December 31, 2017
ASSETS	
Current Assets	
Checking/Savings	
Cash on Hand	
Business Checking #7769	7,272.49
Business Savings	-5.99
Total Checking/Savings	7,266.50
Inventory	1,400.00
Total Current Assets	8,666.50
Fixed Assets	
Mold Cost-Galactic Cap	1,220.80
Accum Deprec-Molds	-687.00
Computer Equipment	3,111.82
Accum Deprec - Computers	-2,082.00
Total Fixed Assets	1,563.62
TOTAL ASSETS	**10,230.12**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Sales Tax Payable	255.00
Total Current Liabilities	255.00
Long Term Liabilities	
Loan from Stockholder	5,878.33
Total Long Term Liabilities	5,878.33
Total Liabilities	6,133.33
Equity	
Common Stock - 2,294,000 shares outstanding	23,700.00
Additional Paid in Capital	173,800.00
Retained Earnings (Accumulated Deficit)	-130,266.90
Net Income	-63,136.31
Total Equity	4,096.79
TOTAL LIABILITIES & EQUITY	**10,230.12**

POWELL DEVELOPMENT GROUP, INC
Statement of Income
Year Ended December 31, 2017

	Year Ended Dec. 31, 2017
Ordinary Income/Expense	
Income	
Sales of Prototype Product	24,947.59
Refunds to Customers	-621.71
Total Income	24,325.88
Cost of Goods Sold	
Materials	3,272.50
Production Costs- Prototypes	32,083.00
Change in Inventory	-350.00
Total COGS	35,005.50
Gross Profit	-10,679.62
Expense	
Advertising & Promotion	10,276.63
Automobile Expense	1,878.45
Bank Service Charges	373.50
Cell Phone	1,269.57
Crowd Funding Expenses	870.59
Depreciation Expense	1,301.00
Dues & Subscriptions	595.00
Internet & Website	1,050.41
Legal & Accounting	6,135.00
Licenses & Permits	850.00
Market Research	4,468.00
Meals and Entertainment	450.12
Media Production	7,805.00
Miscellaneous Expenses	628.89
Office Supplies	516.34
Postage & Delivery	1,546.28
Printing and Reproduction	714.51
Professional Fees	3,375.00
Supplies	344.84
Subcontractor	6,526.78
Telephone & Communications	702.62
Travel Expense	716.67
Total Expense	52,395.20
Net Ordinary Income	-63,074.82
Other Income/Expense	
Other-Penalties	-61.49
Total Other Income/Expense	-61.49
Net Income	**-63,136.31**

POWELL DEVELOPMENT GROUP INC

Statement of Changes in Stockholder Equity

	Number of Shares	Common Stock	Add'l Paid in Capital	Retained Earnings
Stockholder Equity:				
2017				
January 1, 2017	2,294,000	22,940.00	141,560.00	-130,266.90
Issuance of Stock	76,000	760.00	32,240.00	
Net Income or Loss				-63,136.31
December 31, 2017	2,370,000	23,700.00	173,800.00	-193,403.21

POWELL DEVELOPMENT GROUP INC
Statement of Cash Flows

Year ended
December 31, 2017

	Year Ended Dec. 31, 2017
OPERATING ACTIVITIES	
Net Income	-63,136.31
Adjustments to reconcile Net Income to net cash provided by operations:	
Inventory	-350.00
Sales Tax Payable	-326.00
Net cash provided by Operating Activities	-63,812.31
INVESTING ACTIVITIES	
Accum Deprec-Molds	214.00
Computer Equipment	-1,199.35
Accum Deprec-Computers	1,087.00
Net cash provided by Investing Activities	101.65
FINANCING ACTIVITIES	
Loan from Stockholder	2,000.00
Common Stock	760.00
Additional Paid in Capital	32,240.00
Net cash provided by Financing Activities	35,000.00
Net cash increase for period	-28,710.66
Cash at beginning of period	35,977.16
Cash at end of period	**7,266.50**

POWELL DEVELOPMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1- NATURE OF OPERATIONS
Powell Development, Inc., a Nevada corporation, was incorporated March 20, 2013. The major stockholder owns the patent on the company's product. The company does not currently pay any royalties for the use of the patent. The company is involved in the development, production and sales of the product, market testing and marketing campaigns.

NOTE 2 – SUMMARY OF SIGNIFICANT POLICIES
For purposes of the statement of cash flows, the company considers highly liquid debt investments available for current use with initial maturities of three months or less to be cash equivalents.

Inventory is carried at cost; first-in/first out method.

The fixed assets, consisting of molds for production of the product, and computers, are recorded at cost. The company provides for depreciation using an accelerated method over the estimated useful lives of the property of seven years and five years, respectively.

As of December 31, 2017, the federal tax returns for December 31, 2015, December 31, 2016 and December 31, 2017 remained open to examination by the Internal Revenue Service.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – DEBT
The only debt of the corporation is a long-term loan from the primary stockholder and president of the company. There is no stated interest or due date.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
There is no pending or threatened litigation against the Company or its officers.

NOTE 5 -STOCKHOLDERS' EQUITY
Common Stock:
The company has authorized 6,000,000 shares at a par value of $.01 per share.
As of December 31, 2017, the company has issued 2,370,000 shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The primary shareholder and president of the corporation has advanced funds to the company.

NOTE 7 – SUBSEQUENT EVENTS

The Corporation has evaluated subsequent events that occurred after December 31, 2017 through April 20, 2018, the date that the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Galactic Cap is pending **StartEngine Approval.**



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Raised of $10K - $107K goal

Galactic Cap

Revolutionary Condom Design

Small OPO · Torrance, CA · Health Tech
Accepting International Investment


GALACTIC CAP
Fits Securely on the Head of the Penis
GALACTIC CAP



A Unique Condom that Men **Want** to Wear

Invest in Galactic Cap

The condom is one of the most-used devices to prevent pregnancy and the transmission of many STDs, according to SexEd Library. Very little has changed in its overall design for centuries. We believe the Galactic Cap will change people's understanding of the traditional condom and society's use of condoms forever.

We've designed, developed and patented a new take on the condom. It fits safely and securely on the head of the penis, leaving the coronal ridge and shaft exposed for more skin-to-skin contact, more sexual pleasure, and

IndieGoGo from men and women who've been waiting for a different solution in bed.

Only 20% of men in developed countries wear condoms. Why? Because condoms are uncomfortable and get in the way of a full sexual experience. But with our new design, we are confident that percentage will change.

According to Global Industry Analysts, **27 billion condoms are sold every year.** In our first three years of production, we aim to acquire 5% of the global condom market (1.35 billion units sold). We believe that by increasing condom usage (by increasing pleasure), we can tackle many issues such as unplanned pregnancy, overpopulation, and HIV.

Ultimately, our goal is to change how people perceive condoms and to heighten sexual awareness and safety!

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

Investment

$1.12 per share of Common Stock | When you invest you are betting the company's future value will exceed $3.1M.

Perks*

$250.00 - $299.99 - 1 Galactic Cap condoms
$300.00 - $399.99 - 2 Galactic Cap condoms
$400.00 - $499.99 - 3 Galactic Cap condoms
$500.00+ - 5 Galactic Cap condoms

*All perks occur after the offering is completed.

"The Galactic Cap will do for condoms what the Mac did for the computer and what the iPhone did for the telephone. It is a quantum leap forward for better sex."

John Novaria, Pricilla, Novaria Communication

Our Story

After a good friend contracted HIV, I thought how could this happen? I was both shocked and worried as he was like a brother to me. Like many people, he had unprotected sex because he always found condoms to be uncomfortable.

This made me realize that there had to be a better condom design! And so our story began...



Through numerous iterations, we have designed, developed and patented a revolutionary new condom called the Galactic Cap. It is the world's first condom that fits safely and securely on the head of the penis. Since inception, we have raised $100k on Indiegogo and refined our design.

Today, the Galactic Cap has partnered with University of California, Long Beach Engineering Department for research and testing of the product.

We believe that the Galactic Cap will shake up the condom industry and make people WANT to wear a condom.

Charles Powell, CEO and Founder

A Need

The Galactic Cap provides a solution to lack of contraceptive usage. According to the Centers for Disease Control, a traditional condom has a failure rate of 15-18%. By only covering the head of the penis, the revolutionary Galactic Cap increases sensitivity and pleasure, while also acting as a pregnancy prevention method by providing a secure reservoir to trap semen.

In the United States

- According to the Center for Disease Control, in 2006, 49% of pregnancies were unintended.
- The CDC states that, among women aged 19 years and younger, more than 4 out of 5 pregnancies were unintended.

Worldwide

- According to the New York Times, condom usage tops out at 5%

We believe the Galactic Cap will bring pleasure back into sex in a safe method.

Our Growth



GALACTIC CAP

Since inception, Powell Development Group, Inc. has...

- Raised over $100k on Indiegogo in 2014.
- Received worldwide media coverage and over 1-million views on video in three days.
- Redesigned the Galactic Cap in 2015 and produced a prototype that is now the highest-rated condom in the world based on anonymous, independent surveys.
- Partnered with the University of California, Long Beach Engineering Department, to research, develop and test the Galactic Cap, as well as to apply for National Institute of Health (NIH) and National Science Foundation (NSF) grants.
- Began selling prototype Galactic Caps on its own website with no marketing at $15-25 per condom and sold out numerous times.

Making Something Unique



MAXIMUM PLEASURE
REVOLUTIONARY NEW CONDOM
GALACTIC CAP
Fits Securely on the Head of the Penis
GALACTIC CAP
PREGNANCY PREVENTION
FOR CONTRACEPTION ONLY
Premium Quality • Reliable • Latex Free
Pull Tabs
White Backing
Adhesive Coated Polyurethane Film
BACK
FRONT
Polyurethane Film

How Does It Work?

The Galactic Cap has a very simple application and removal process. The condom is made up of polyurethane film (which is already used in condoms), and has an adhesive that has been pre-approved by the FDA for use on skin. It fits solely on the head of the penis, increasing sensitivity during sex.


APPLYING THE GALACTIC CAP
1. Peel off the white backing, exposing the adhesive surface.
2. Once your penis is erect, place the adhesive surface on the head, aligning the hole of the condom with hole of your penis.
3. Once the holes are aligned, apply the bottom of the condom to the shaft and the top to the head of your penis.
4. Press the wings of the condom to the head of your penis.


5. Remove both green release liners.
6. Now your Galatic Cap is ready for action.
7. When you ejaculate, the reservoir will trap your semen.


REMOVING THE GALACTIC CAP
1. Find the loose pull tab in the package. Remove the small release liner from the pull tab exposing its adhesive.
2. Attach the adhesive of the pull tab to any edge of the condom.
3. Pull up on the tab loosening the edge of the condom from the skin. Now very slowly peel off the condom, much like removing a band-aid.
*Tip: To reduce discomfort, use your free hand to grip your penis as close as possible to the release point. This will stablize the area and reduce pulling on the skin.

Solving Traditional Problems

The Galactic Cap provides a solution to three traditional condom issues:

1. Lack of sensitivity
2. Covers the coronal ridge & shaft
3. Contraceptive failure rate of 15 - 18%

Our unique patent-pending design makes the Galactic Cap the most innovative condom in centuries

Unique Features and Benefits

- Polyurethane film, which is already used in condoms
- Adhesive pre-approved by the FDA for use on skin
- Patent-pending
- Covers the tip of the penis, providing greater pleasure in use
- Prevents unplanned pregnancies
- Simple, easy-to-use design
- Watertight seal

Global Condom Market Statistics

ONLY 5%	ONLY 20%	27 BILLION	1.35 BILLION
of the men in the world wear condoms	of men in developed countries wear condoms	condom units are sold every year	Galactic Caps would be sold with just a 5% market share

Sources: NY Times "Getting Men to Want to Use Condoms" June 24, 2013 & "Condoms: A Global Strategic Business Report" by Market-research firm Global Industry Analysts



Globally, only 5% of men use a condom. In developed nations, condom usage peaks at only 20%.

This means that at least 80% of men in the world are not using any protection!

The Galactic Cap gives men a reason to use a condom, as we believe it delivers vastly more sexual pleasure than a traditional condom. Moreover, if the Galactic Cap were to take just 5% of the condom market, it would be selling over a billion units annually.

Condom Use Worldwide

According to BusinessWire.com, the worldwide condom market will reach approximately $9.6 billion USD, with a compound annual growth rate of more than 8.2% until 2021. The sales volume of male condoms may grow at a compound annual growth rate of 9.1% over the period 2015-2021.

The global condom-manufacturing industry has seen a dramatic shift in the consumption and sale of condoms made from different materials. The continuous innovations in both male- and female-type condoms is attracting more consumers, hence sales and revenue have been increasing as well.

We believe the Galactic Cap is the most dramatic change in basic condom design in over 400 years.


PREDICTED
CONDOM SALES
Galactic Cap
Traditional Condoms

Our Mission

The mission of the Galactic Cap is to increase condom usage worldwide with a product that couples will WANT to wear. Through this, we aim to lower the number of unplanned pregnancies, as well as reduce the likelihood of STDs and HIV.

Extensive Quality and Security Testing



The Galactic Cap partnered with the University of California, Long Beach Engineering Department, to research, develop and test the Galactic Cap. Adhesion and pressure testing exceeded normal requirements by ten fold. The University has applied for National Institute of Health (NIH) and National Science Foundation (NSF) grants.

Next Steps and Milestones

CE

PENDING
REGULATORY APPROVAL

Clinical Trials

Since regulatory approval for the FDA is very expensive and time consuming, our plan going forward is to obtain regulatory approval with a CE Mark (the European equivalent of the FDA). This process will entail human clinical trials of some 100-150 couples. It will run for approximately 6-9 months, and include the appropriate documentation with an independent review board (IRB). The associated cost with obtaining the CE mark is $500,000. Since the Galactic Cap is made with polyurethane, which is already used in condoms and the adhesive has been pre-approved by the FDA for use on skin, we don't foresee problems obtaining the appropriate regulatory approval.

European Market Opportunity

PENDING
REGULATORY APPROVAL

With a CE Mark, we can begin selling in the European Union. The EU has great potential since it has a larger population than the United States. Additionally, we feel that the CE Mark will greatly help us get into other large markets in the rest of the world.

FDA Approval

Once we are generating revenue from our World Markets, we can return to the US and obtain regulatory approval with the FDA. The approximate time frame and cost projected for FDA approval is 2 to 3 years and $2,000,000.

What Is Our Exit Strategy?

Our planned exit strategy is two fold: Once we have regulatory approval, we will begin large scale production, lower our prices, amass hefty sales volume and market share. After we meet these goals, we expect to be offered a buy out from one of our two main competitors (Trojan or Durex). If this doesn't materialize or the offer is not sufficient, we will forge ahead with our business plan and perform a reverse IPO and begin selling shares of the company on the open market.

Is The Galactic Cap Safe?

The Galactic Cap is solely a pregnancy prevention product, and is primarily designed as condom for couples. **We cannot guarantee that it prevents STDs and HIV as it does not cover the full penis.** However, we feel that this revolutionary technology will help reduce three of the world's most difficult problems: unplanned pregnancy, over-population, and help prevent STD/HIV infection.



The fact is traditional condoms do a poor job of preventing pregnancy, STD's and HIV. Not because they don't work but because most men don't wear them. Our research indicates 96% of all men and women dislike traditional condoms largely because they reduce sensitivity during intercourse.

We found that only 5% of the men in the world wear a condom. In developed nations, like the United States, Europe and Japan, condom usage peaks at only 20%. It stands to reason then that at least 80% of men anywhere in the world are not using ANY protection.

This is a huge problem because over the years HIV/AIDS has killed over 30 million people. On top of that, 34 million people currently have the HIV virus worldwide, and every year 3 million more people are newly infected. Obviously, traditional condoms alone are not solving the problem. To this end, we have designed a glans sheath that we feel will increase condom usage.



Since healthy skin is a barrier to infection, the Galactic Cap may help reduce the likelihood of STDs and HIV if a man doesn't have a sore or abrasion on his penis. Additionally, the Galactic Cap traps semen which can transmit the HIV virus. That and the increased use of condoms may bode well for the reduction of these diseases.

What Do Our Customers Say?



Watch what people are saying about the Galactic Cap!

We feel that we have the finest condom in the world based on independent, anonymous surveys with our customers. Here are some of their remarks:

"Holy sh*t, these things are amazing,"
"It was Epic. I'm ordering another 10."
"Best condom I've used yet."
"Thrilling."
"It was the finest condom experience I ever had."
"I would say it's the closest thing to nothing but skin I've found."
"Easy to apply!"
"I ordered a ten pack. I've used 5 so far. Your condom is batting 5 for 5 no leaks!"
"My wife reported that she thought they were the best condom we have ever used!"

CONSUMER AWARENESS & MARKETING

Consumer Awareness

We ran a successful Indiegogo Crowdfunding campaign in 2014 for the Galactic Cap. In a little over 30 days, we raised over $100,000 from supporters in 26 countries around the world. Along the way, we generated lots of buzz. In three days, our video had over a million views! Besides the initial article in the LA weekly, we were written up in the Huffington Post, New York Daily News, UK Daily Mail, Cosmopolitan, Glamour, Askmen, Tech Crunch, DailyBuzz, Gizmodo-India, and translated into German, French and Spanish, We were interviewed on SiriusXM radio and even took some good-natured ribbing on Comedy Central. The upshot of all of this media attention has given our revolutionary, new product a great deal of consumer awareness which continues today. By the way, we used the Indiegogo funds to re-design the Galactic Cap so that it is now the finest condom in the world based on independent anonymous surveys with our customers.

Marketing

2016 sales figures have gone up tremendously as we now have the finest condom in the world based on independent, anonymous surveys with our customers. Last year's sales figures went up 5 times from the previous year. 2016 total sales were $25K, which is not earth shattering. But this was achieved with a very high price of $15 - $25 per condom (because it's an expensive prototype to make) and absolutely no advertising. However, by the end of 2018, we plan to begin large scale production, lower the price to $2.50 - $3.50 per condom, obtain CE Mark approval, and commence a worldwide marketing campaign. When this happens, the $27 billion dollar condom market is in for a tremendous shakeup, given the fact that most people dislike current traditional condoms.

2012

Galactic Cap Begins Design

Inspired by a friend's developing HIV - Founder created several concepts for a condom men would "want" to use - instead of "have" to use.

2013



Incorporation

Began building prototypes and marketing team

2014

Built Brand Awareness

INDIEGOGO Crowd Funding

Raised $100,000 for R&D. Video went viral with over 1M views in three days! Gained worldwide media attention with articles in Huffington Post, Cosmo, GQ and more.

2015 - 2016



Research - Testing

New design - Adhesion and pressure research and testing - Field testing received with rave reviews

StartEngine

Shares Available

Raising $500K to obtain CE Mark approval and begin large scale production to lower prices and obtain 5% of the worldwide condom market.

2018

Applying for CE Mark

The European "FDA". Faster approval rates & lower cost clinical trials should allow for sales in large European Markets & other foreign nations within a year (ANTICIPATED).

2019

FDA Approval

Funding Clinical Trials should open up the US Market (ANTICIPATED).

In the Press

GQ · MEL · The Huffington Post · Daily Mail · COSMO · GIZMODO · LA Weekly · Newsweek · WAtoday · the guardian

SHOW MORE

Meet the Founder



Charles Powell

CEO, CFO, Secretary and Sole Director

Charles Powell has served as the CEO, CFO, Secretary and sole director of the Company since March 2014. He has 25 years of experience working with Fortune 500 companies, including Baxter Healthcare, American Hospital Supply Co., Porsche, Pioneer Electronics, Southern California Edison, and Mercedes Benz.

And the Rest of the Team



Packy McFarland

Real to Reel Productions

Named Top 25 Most Influential People in Direct Response Media. 40 years experience producing advertising campaigns for Body by Jake, Ronco, Bissell, Fingerhut, and Guthy-Renker. We have a strategic alliance with Real to Reel Productions for television marketing and advertising.



Rod Jones

Jones International Marketing

30 years experience launching beauty and healthcare products. These efforts including product manufacturing, packaging, sales and advertising collateral materials, plus radio and television advertising. We have a strategic alliance with Jones International Marketing for worldwide product launch.

Offering Summary

Maximum 95,535* shares of common stock ($106,999.20)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 8,928 shares of common stock ($9,999.36)

Company	Powell Development Group Inc.
Corporate Address	2600 W. 225th Street Torrance, CA 90505
Description of Business	Design, develop and market a revolutionary new condom called the Galactic Cap.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.12/share
Minimum Investment Amount (per investor)	$224

Perks

$250.00 - $299.99 - 1 Galactic Cap condom

$300.00 - $399.99 - 2 Galactic Cap condoms

$400.00 - $499.99 - 3 Galactic Cap condoms

$500.00+ - 5 Galactic Cap condoms

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Powell Development Group Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 112 shares of Common Stock at $1.12 / share, you will receive 11 Common Stock bonus shares, meaning you'll own 123 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self or employees; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Galactic Cap to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

VIDEO 1
[00:00:06] CHARLES POWELL, CEO: Introducing The Galactic Cap, the world's finest condom.

[00:00:16] POWELL: The thing that makes the Galactic Cap so unique, is that it fits safely and securely on the head of the penis. It leaves the coronal ridge and shaft exposed for more sexual pleasure and ultimately more condom usage around the world.

[00:00:37] DR. DAVID STOUT, RESEARCHER: So as a researcher, I'm not really focused on the sensation I'm really focused on the safety of the material to make sure it stays on the penis and more importantly it doesn't break during intercourse. So here at my research lab I have students that work on and make sure we mimic the sensation of intercourse, backwards and forwards, and we use mechanical tools and experiments to make sure that the Galactic Cap stays on, that it is safe, and it won't get lost during intercourse.

[00:01:06] AXEL GALVEZ, ENGINEERING: The Galactic Cap is composed of two polyurethane materials that get welded together using radio-frequency dies. This detailed process makes sure to eliminate any failures.

[00:01:18] STOUT: From testing perspectives we look at: how much the material can hold from water, so that would mimic semen. We also make sure we blow it up like a balloon to see how much it would be able to stretch and at this time the material that we are actually using far exceeds and advances what most people use today. This can really change how people view sex, and more importantly, not just sex but safe sex and people to enjoy like that it should be.

[00:01:50] POWELL: The reason I started this project, was simply because a friend of mine was going to die, he came down with HIV and it shocked me. I thought you're going to die from having unprotected sex, so I'd done all these other crazy things, I thought well lets just design a condom.

[00:02:08] AARON GRAY, DESIGN: So we started out right at the bottom, everything was just homemade and here we are now in a lab, things are properly made, proper tests, real important people, intelligent people, highly educated all behind it. It just feels amazing to feel everybody going in the same direction to take this product and launch it.

[00:02:28] POWELL: This product is ready now for clinical trials, we are going to raise $500,000 for clinical trails, get a CE Mark, which is the European equivalent of FDA approval. We going to sell this product in Europe and 75% of the rest of the world. Then we are going to come back with the revenue, that we've generated and get FDA approval and launch it worldwide. So just like I had my a-ha moment, this is your chance to have your a-ha moment! You can invest in the Galactic Cap and make this come to fruition, this could be a worldwide product that you supported.

VIDEO 2 - TESTIMONIALS

[00:00:07] Speaker 1: As a couple we've been trying different condoms, we've been trying different sizes, different brands, different material, but we haven't found one that fits both of us… in terms of it doesn't feel like him. Wasn't right, never felt right. But when we saw the Galactic Cap condom, we, at first we were skeptical, we didn't know what to think but, hey, like let's try it for fun you know. And then so, we tried it out… and,

[00:00:45] Speaker 2: and gotta say it did its job. The pleasure was there, easy to put on, great time.

[00:00:49] Speaker 1: We would try it a million times again.

[00:00:51] Speaker 3: This is the first time I've ever seen a condom designed this way. I've used many traditional style condoms in the past with my girlfriend and we're not huge fans at all. This design is the first thing I've ever seen and it is amazing. I just want to say to the inventor Charles Powell, you are amazing. This has brought so much pleasure to my girlfriend and I… many, many times. I cannot say good enough things to you. I am extremely excited to use this every time. It's easy to put on… it's safe. It keeps in the semen when I ejaculate. My girlfriend loves it. It feels like there's nothing there. I cannot sing so many praises about this condom. It's amazing.

[00:01:36] Speaker 4: Wow, man. The Galactic Cap, when I first looked at it, I didn't think it would work, but this think is way better than the regular condoms on the market.

[00:01:45] Speaker 3: So one of the things that I absolutely love about the Galactic Cap is that it's the perfect condom for pregnancy prevention. I don't have to worry about it, it keeps everything inside, nothing leaks, the adhesive is strong…

[00:01:57] Speaker 1: It gives me the peace of mind that I can both have safe sex and pleasure at the same time.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.